UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
SCHEDULE 13G

 UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*
Peabody Energy Corporation
(Name of Issuer)

Common Stock, par value $0.01
Series A Convertible Preferred Stock, par value $0.01
(Title of Class of Securities)

Common Stock: 704551 308 and 704551 100
Series A Convertible Preferred Stock: 704551 209 and 704551 407
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)
*The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS SteelMill Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Common Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS PointState Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 Common Shares 0 Preferred Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 Common Shares 0 Preferred Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Common Shares 0 Preferred Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% of total Common Shares 0% of total Preferred Shares
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS PointState Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 Common Shares 0 Preferred Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 Common Shares 0 Preferred Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Common Shares 0 Preferred Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% of total Common Shares 0% of total Preferred Shares
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

1	NAMES OF REPORTING PERSONS PointState Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 Common Shares 0 Preferred Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 Common Shares 0 Preferred Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Common Shares 0 Preferred Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% of total Common Shares 0% of total Preferred Shares
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS Zachary J. Schreiber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 Common Shares 0 Preferred Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 Common Shares 0 Preferred Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Common Shares 0 Preferred Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0% of total Common Shares 0% of total Preferred Shares
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

ITEM 1(a)	NAME OF ISSUER:

The name of the issuer is Peabody Energy Corporation (the “Company”).

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 701 Market Street, St. Louis, Missouri 63101.

ITEM 2(a)	NAME OF PERSONS FILING:

This statement is filed by:

(1)	SteelMill Master Fund, LP, a Cayman Islands exempted limited partnership (“SteelMill”);

(2)
PointState Holdings LLC, a Delaware limited liability company (“PointState Holdings”), which serves as (i) the general partner of SteelMill and PointState Fund LP, a Delaware limited partnership (“PointState Fund”) and (ii) the managing member of PointState BlockHouse LLC, a Delaware limited liability company (“PointState BlockHouse”), which serves as the investment manager of BlockHouse Master Fund LP, a Cayman Islands exempted limited partnership (“BlockHouse”);

(3)
PointState Capital LP, a Delaware limited partnership (“PointState”), which serves as the investment manager of (i) SteelMill, (ii) PointState Fund and (iii) Conflux Fund LP, a Delaware limited partnership (“Conflux”);

(4)	PointState Capital GP LLC, a Delaware limited liability company (“PointState GP”), which serves as the general partner of PointState; and

(5)
Zachary J. Schreiber (“Mr. Schreiber”), who serves as managing member of: (i) PointState Holdings; (ii) PointState GP; (iii) PointState BlockHouse; and (iv) Conflux Holdings LLC, which serves as the general partner of Conflux.

SteelMill, PointState Holdings, PointState, PointState GP, and Mr. Schreiber are hereinafter sometimes collectively referred to as the “Reporting Persons.”  SteelMill, PointState Fund, Conflux and BlockHouse are hereinafter sometimes collectively referred to as the “Funds.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons are filing this statement jointly with respect to the same securities as contemplated by Rule 13d-1(k)(1), not as members of a group.

ITEM 2(b)	ADDRESS OR PRINCIPAL BUSINESS OFFICE:

The address of the business office of each of the Reporting Persons is care of PointState Capital LP, 40 West 57th Street, 25th Floor, New York, NY 10019.

ITEM 2(c)	CITIZENSHIP:

SteelMill is organized under the laws of the Cayman Islands. PointState Holdings, PointState, and PointState GP are organized under the laws of Delaware. Mr. Schreiber is a citizen of the United States of America.

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share (“Common Share”), in respect of all Reporting Persons.

Series A Convertible Preferred Stock, par value $0.01 per share (“Preferred Share”), in respect of all Reporting Persons, except for SteelMill.

ITEM 2(e)	CUSIP NO.:

Common Shares: 704551 308 and 704551 100

Preferred Shares: 704551 209 and 704551 407

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13d-1(b) or §240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

N/A

ITEM 4.	OWNERSHIP:

The Funds are the direct holders of 0 Common Shares.

The information in Items 5 through 9 and Item 11 (and footnote thereto) on the cover pages to this Schedule 13G is hereby incorporated by reference.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

N/A

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

The information in Items 2 and 4 is hereby incorporated by reference.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

N/A

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

N/A

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14, 2018.

STEELMILL MASTER FUND LP

By: PointState Capital LP, as its investment manager
By: PointState Holdings LLC, as its general partner

By:	/s/ Zachary J. Schreiber
Name:	Zachary J. Schreiber
Title:	Managing Member

POINTSTATE HOLDINGS LLC

By:	/s/ Zachary J. Schreiber
Name:	Zachary J. Schreiber
Title:	Managing Member

POINTSTATE CAPITAL LP

By: PointState Capital GP LLC, as its general partner

By:	/s/ Zachary J. Schreiber
Name:	Zachary J. Schreiber
Title:	Managing Member

POINTSTATE CAPITAL GP LLC

By:	/s/ Zachary J. Schreiber
Name:	Zachary J. Schreiber
Title:	Managing Member

By:	/s/ Zachary J. Schreiber
Name:	Zachary J. Schreiber